Mail Stop 6010

March 7, 2008

Judith H. Jones
Counsel
Law & Regulatory Affairs, RW61
Aetna Inc.
151 Farmington Avenue
Hartford, Connecticut 06156

> **Re:** **Aetna Inc.**
> **Definitive Proxy Statement**
> **Filed March 19, 2007**
> **File No. 001-16095**

Dear Ms. Jones:

We have reviewed your response letter dated March 6, 2008 to our comment letter dated January 15, 2008. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the performance targets referred to in your response to comment 1. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing, and we do not have any further comments on your executive compensation and other related disclosure at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3635.

Sincerely,

Tim Buchmiller
Senior Attorney